06009686

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 15 2006 BRANCH OF REGISTRATIONS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresdner Kleinwort Wasserstein Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yoko Hubley 212-895-6359
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresdner Kleinwort Wasserstein Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO - Director
Title

Notary Public

DOUGLAS E. KEISER
Notary Public, State of New York
No. 01KE6121082
Qualified in Nassau County
Commission Expires 01/10/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Supplementary report of independent accountants on internal control pursuant to SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Managers and Member
Dresdner Kleinwort Wasserstein Securities LLC:

We have audited the accompanying statement of financial condition of Dresdner Kleinwort Wasserstein Securities LLC (the Company) (a wholly owned subsidiary of Dresdner Bank AG) as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dresdner Kleinwort Wasserstein Securities LLC at December 31, 2005, in conformity with U.S generally accepted accounting principles.

KPMG LLP

February 28, 2006

DRESDNER KLEINWORT WASSERSTEIN SECURITIES LLC
(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

Assets

Cash	$	11,720
Securities purchased under agreements to resell (including $99,318 segregated under Federal regulations)		17,190,226
Deposits with clearing organizations		22,279
Securities borrowed		17,354,517
Securities failed to deliver		64,614
Receivable from broker-dealers and clearing organizations		67,110
Collateral accepted for securities loaned		2,543,794
Receivable from customers		95,274
Securities owned, at fair value		60,873
Securities owned, at fair value, pledged to counterparties		799,332
Accrued interest and dividends receivable		141,351
Goodwill		10,457
Other assets		65,891
Total assets	$	38,427,438

Liabilities and Member's Equity

Liabilities:		
Short-term bank loans	$	5,765,771
Securities sold under agreements to repurchase		15,909,551
Securities loaned		12,062,688
Securities failed to receive		26,070
Payable to broker-dealers and clearing organizations		651,438
Obligation to return collateral accepted for securities loaned		2,543,794
Payable to customers		125,243
Securities sold, not yet purchased, at fair value		464,847
Accrued interest and dividends payable		301,893
Accounts payable, accrued expenses, and other liabilities		98,754
		37,950,049
Commitments and contingencies (note 9)		
Subordinated borrowings		450,000
Member's equity		27,389
Total liabilities and member's equity	$	38,427,438

See accompanying notes to statement of financial condition.

(1) Organization and Business

Dresdner Kleinwort Wasserstein Securities LLC (the Company) is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Dresdner Bank AG (Dresdner), a financial institution organized under the laws of the Federal Republic of Germany, which is ultimately owned by Allianz AG. The Company is a member of various securities exchanges, and its business activities are part of the global investment bank Dresdner Kleinwort Wasserstein (DrKW).

The Company acts as a broker and dealer in domestic and foreign equity securities and corporate debt obligations and is a primary dealer in U.S. Government and agency securities. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. The Company provides investment banking and financial advisory services in connection with corporate and structured finance as well as lease financing transactions.

(2) Significant Accounting Policies

(a) Securities Transactions

Principal transactions, including trading activities, are recorded on a trade date-basis, while agency transactions are recorded on a settlement date-basis.

Securities owned and securities sold, not yet purchased are recorded at their fair values. Listed market prices are used for exchange-traded instruments. For securities traded in the over-the-counter markets, prices quoted by independent brokers and dealers are used.

(b) Resale and Repurchase Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) principally use U.S. Government obligations and are treated as short-term collateralized financing transactions. They are carried at their contractual amounts, including accrued interest, which approximates fair value. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under accounting standards generally accepted in the United States of America.

(c) Securities-Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

(Continued)

(d) Collateral

The Company is required to reclassify the fair value of securities owned in which the counterparty has the right to sell or repledge the securities from securities owned to securities owned, pledged to counterparties. The Company is also required to disclose the fair value of collateral received which it has the ability to sell or repledge and record the fair value of collateral accepted and obligation to return collateral accepted for securities loaned in the statement of financial condition.

(e) Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company annually reviews goodwill for impairment, as events or changes in circumstances may indicate that it may not be recoverable. In such an event, goodwill in excess of expected operating cash flows is considered to be impaired and is written down to fair value, which is determined based on discounted future cash flows.

(f) Fair Value of Financial Instruments

The fair values of the other financial assets and liabilities (consisting primarily of receivables from and payables to broker-dealers, clearing organizations and customers, reverse repurchase and repurchase agreements, securities borrowed and securities loaned, short-term bank loans, and subordinated borrowings) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short term, replaceable on demand, or bear interest at market rates.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and listed options, are based on quoted market prices.

Fair values of option contracts are reported in securities owned or securities sold, not yet purchased, as appropriate. Equity in futures transactions is reported in receivable from or payable to broker-dealers and clearing organizations, as applicable.

(g) Exchange Memberships

Exchange memberships are recorded at cost of $2.4 million (fair value of $7.0 million) in other assets in the statement of financial condition. The Company reviews the balance for impairment annually. If other than temporary impairment in value has occurred, the exchange memberships' value reflects management's estimate of the impairment. Management believes that such impairment in value did not occur as of December 31, 2005.

On December 6, 2005, the members of the New York Stock Exchange, Inc. (NYSE) and the shareholders of Archipelago Holdings, Inc. ("Archipelago") each separately voted in favor of a merger of the two exchanges. The merger is expected to be consummated in March 2006, and members of the NYSE will receive consideration in the form of cash and/or shares of the newly-formed NYSE Group in exchange for their memberships in an amount dependent on the price of Archipelago common stock during the 10 consecutive trading days ending immediately prior to the

merger completion date. The Company will have the opportunity to elect to receive cash or shares in exchange for the two memberships it holds. The shares will be subject to transfer restrictions which will expire in three equal installments on the first, second and third anniversaries of the merger completion date.

In connection with the merger, the Company participated in a "Dutch" auction in January 2006 for trading licenses which will replace the prior trading rights provided by the ownership of an NYSE membership prior to the merger. The Company successfully bid for one trading license at an annual price of $49,290, the minimum bid accepted by the NYSE. The license will be consummated and become effective for trading on the NYSE following the closing of the merger.

(h) ***Translation of Foreign Currencies***

End-of-period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

(i) ***Income Taxes***

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be a disregarded entity, and as such, the results of the Company's operations are included in Dresdner's U.S. Federal, state, and local income tax returns. The Company records income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, on a separate company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of its assets and liabilities. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The Company has an informal tax-sharing arrangement with Dresdner.

(j) ***Pension and Other Postretirement Benefit Plans***

The Company participates in two retirement plans sponsored and administered by Dresdner Kleinwort Wasserstein Services LLC (the Service Company). The plans are accounted for in a manner similar to a multi-employer defined contribution plan.

(k) ***Stock Compensation***

On January 1, 2005, the Company adopted the provisions of SFAS 123 (revised 2004), *Share-Based Payment.* Under this method of accounting for stock-based compensation, compensation expense is recognized over the relevant vesting period based on the grant date fair value of the stock award.

(l) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2005. Such estimates are subject to change in the future as

(Continued)

additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company engages in transactions with affiliates in the ordinary course of its business, which are governed by agreements among the parties.

The Company has obtained $400 million and $50 million in regulatory capital in the form of subordinated borrowings from Dresdner's Grand Cayman branch and Dresdner Kleinwort Wasserstein LLC (DrKW LLC), respectively.

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized uncommitted line of credit totaling $5.9 billion with an affiliate. In addition, the Company invests excess funds with affiliates in the form of reverse repurchase agreements.

At December 31, 2005, amounts due from or to affiliates were as follows (in thousands):

Due from affiliates:		
Cash	$	6,631
Securities purchased under agreements to resell		12,501,258
Securities borrowed		1,336,326
Securities failed to deliver		18,604
Collateral accepted for securities loaned		355,638
Receivable from customers		4,610
Accrued interest and dividends receivable		30,383
Other assets		30,925
Due to affiliates:		
Short-term bank loans		5,765,500
Securities sold under agreements to repurchase		2,034,910
Securities loaned		9,759,427
Securities failed to receive		11,654
Payable to broker-dealers and clearing organizations		2,368
Obligation to return collateral accepted for securities loaned		355,638
Payable to customers		106,381
Accrued interest and dividends payable		73,870
Accounts payable, accrued expenses, and other liabilities		25,878
Subordinated borrowings		450,000

(4) Bank Borrowings

The Company has uncollateralized lines of credit totaling $130 million with various unaffiliated banks. As of December 31, 2005, the Company pledged a letter of credit under these lines totaling $65 million for securities borrowed at December 31, 2005.

(Continued)

In addition, the Company has a $5.9 billion uncollateralized uncommitted line of credit with an affiliate. At December 31, 2005, the outstanding uncollateralized borrowings under this line of credit were as follows (in thousands):

Return date	Interest rate		Amount
January 3, 2006	4.30%	$	1,706,000
January 3, 2006	4.21		159,500
January 5, 2006	4.24		250,000
January 9, 2006	4.24		600,000
January 9, 2006	4.33		250,000
January 9, 2006	4.36		150,000
January 19, 2006	4.37		250,000
January 23, 2006	4.39		850,000
January 27, 2006	4.24		250,000
January 30, 2006	4.24		200,000
February 21, 2006	4.45		100,000
March 30, 2006	4.53		1,000,000
		$	5,765,500

(5) Restructuring and Employee Termination Costs

Under the terms of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* the Company is required to provide for the present value of future costs with respect to personnel charges arising from severance and related costs. The respective liability of $906 thousand is presented in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

(6) Subordinated Borrowings

The Company has $200 million of subordinated borrowings outstanding with Dresdner under a subordinated note agreement, which is due on April 15, 2007, and bears interest at 5.1%.

The Company also has a revolving subordinated credit agreement for $250 million with Dresdner with a scheduled maturity date of April 15, 2007. The agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings. As of December 31, 2005, the Company has borrowed $200 million, which bears interest at 5.1%, under this agreement.

On December 31, 2004, the Company entered into a subordinated loan agreement with DrKW LLC. The Company borrowed $50 million, which is due December 31, 2010 and bears interest of 4.7% at December 31, 2005, under this agreement.

The subordinated notes and the revolving subordinated credit agreement have been approved by the New York Stock Exchange for use by the Company in computing its net capital under the Securities and

Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-l). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

(7) Trading Activities

The Company's trading activities are both customer-driven and proprietary. Its activities include domestic and international brokerage and principal trading, block trading, and syndicate participation in equity securities. The Company's activities also consist of trading in U.S. Government and agency securities, including both customer-driven and proprietary transactions in bonds, futures, and repurchase contracts. The Company is a primary dealer in U.S. Government securities, as designated by the Federal Reserve Board.

At December 31, 2005, securities owned (including those pledged) and securities sold, not yet purchased, consist of securities at fair value, as follows (in thousands):

	Securities owned	Securities sold, not yet purchased
U.S. Government obligations	$ 853,646	$ 460,535
Equity securities	4,890	4,312
Other	1,669	—
	$ 860,205	$ 464,847

Securities sold, not yet purchased represent obligations of the Company to deliver the securities at contracted prices. These transactions may result in off-balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

The Company enters into futures and options contracts related to its capital markets trading business. Futures and options contracts sold have off-balance sheet risk. In connection with these contracts there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to the terms of the contracts. Because the margin on futures contracts is adjusted daily with the applicable clearing brokers, credit risk on futures contracts is typically not significant. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument.

At December 31, 2005, the Company had commitments to purchase U.S. Government obligations under reverse repurchase agreements with notional amounts of $754 million.

(8) Income Taxes

At December 31, 2005, the Company's total deferred tax asset was $132.5 million. The Company has established a 100% valuation allowance for the deferred tax asset, as it is more likely than not that the results of future operations will generate insufficient taxable income to realize the deferred tax asset.

(Continued)

(9) Commitments and Contingencies

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from them on a month-to-month basis.

A lawsuit was filed in the U.S District Court for the Southern District of NY on January 9, 2006, by six current female employees of three subsidiaries of Dresdner Bank charging the subsidiaries and a number of individuals employed by those subsidiaries with gender discrimination. The plaintiffs are seeking to represent a class of female employees and have claimed $900 million in actual damages and $500 million in punitive damages for the class. A class has not been certified by the court. Dresdner has stated that the claims are without merit and that it will vigorously defend the matter and oppose any class certification.

There are legal actions pending against the Company arising out of its normal business operations. In the opinion of management, after consultation with outside counsel, the outcome of these other legal actions will not result in a material adverse effect on the Company's financial statements.

At December 31, 2005, the approximate fair values of collateral received that can be sold or repledged by the Company, before reflecting the impact of Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41), were (in thousands):

Sources of collateral:		
Securities purchased under agreements to resell	$	22,830,232
Securities received in securities borrowed vs. cash transactions		16,843,449
Securities received in securities borrowed vs. pledged transactions		294,576
Total	$	39,968,257

At December 31, 2005, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, before reflecting the impact of FIN 41, were (in thousands):

Uses of collateral:		
Securities sold under agreements to repurchase	$	17,474,376
Securities loaned out in securities loaned vs. cash transactions		11,532,369
Securities loaned out in securities loaned vs. pledged transactions		2,503,517
Collateral pledged out from securities borrowed vs. pledged transactions		357,314
Collateral pledged out to clearing organizations		35,811
Total	$	31,903,387

(10) Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations

(Continued)

would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(11) Off-Balance-Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

(a) Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that a counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery-versus-payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made. However, based on experience, the Company expects the risk of loss to be remote.

(b) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including

the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(c) ***Operational and Support Risk***

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.
- Technological Risk – the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.
- Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.
- Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

(12) Employee Compensation and Benefits

The Company participates in the Service Company's two employee retirement plans, the Cash Balance Pension Plan and the 401(k) Plan. Employee contributions to the 401(k) Plan are matched up to a specified limit. Substantially all employees of the Company are eligible to participate in the plans.

DrKW implemented a Stock Plan in 2004. Under the terms of the Stock Plan, eligible Company employees are awarded a promise to deliver Allianz AG shares (share awards) in each of the three years following the initial awards if the recipients remain employed at the payment date. Each year, immediately prior to vesting, the number of unvested shares is adjusted up or down according to a Performance Adjustment, as defined. The effect of the Performance Adjustment depends upon the percentage increase or decrease in the published Operating Results of the DrKW division year on year as published in the Dresdner Bank Annual Report and adjusted by the Plan Committee for the purposes of the Stock Plan.

The share awards are measured at their fair value as of the award dates and are expensed over the vesting periods. Amounts representing the cost to the company were billed by the Plan's Trustee (included in other assets in the accompanying statement of financial condition) and are adjusted to reflect forfeited shares over the life of the Stock Plan. At December 31, 2004, the share awards granted to employees of DrKW LLC who became employees of the Company were assumed by the Company and are included with the February 2004 grant date information below.

Details of the outstanding share awards are as follows:

	Price at grant date	Granted	Vested	Adjusted/ Forfeited	Unvested December 31, 2005
February 2004	$ 131.16	120,702	(35,617)	(25,811)	59,724
February 2005	123.04	163,119	—	(10,405)	152,714

As of December 31, 2005, $8.0 million of unrecognized compensation cost relating to the nonvested shares granted under the Stock Plan remains to be amortized over the vesting periods.

In addition, the Company has several compensation award plans for executives and bonus plans for employees. At December 31, 2005, accrued compensation relating to these plans was $46.1 million.

(13) Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the the SEC. In connection with the SEC's customer protection rule, Rule 15c3-3, $99.3 million of U.S. Treasury securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2005.

The Company is also subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1. The Company has elected to compute its net capital under the "alternative method" permitted by the Rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). At December 31, 2005, the Company's net capital was $358.8 million, which was 208% of aggregate debit balances and $342.3 million in excess of its required capital.

KPMG
KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Pursuant to Rule 17a-5 and CFTC Regulation 1.16

The Board of Managers and Member
Dresdner Kleinwort Wasserstein Securities LLC:

In planning and performing our audit of the financial statements of Dresdner Kleinwort Wasserstein Securities LLC (the Company) (a wholly owned subsidiary of Dresdner Bank AG), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3; and

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computation of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of the funds based upon such computations; and

2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities and customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2006